Mail Stop 3561

September 11, 2008

Mr. Victor Vial, Chief Financial Officer
COPA HOLDINGS, S.A.
Avenida Principal y Avenida de la Rotonda,
Urbanizacion Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre, Panama City, Panama

>   **Re: Copa Holdings, S.A.**
>   **Form 20-F for the year ended December 31, 2007**
>   **File No. 1-32696**

Dear Mr. Vial:

      We have completed our review of your Form 20-F and have no further comments at this time.

      Sincerely,

      David R. Humphrey
      Branch Chief